Exhibit (a)(1)(iii)

Bausch & Lomb Commences Tender Offers and Consent Solicitations For
Debt Securities and Convertible Debt Securities

FOR RELEASE WEDNESDAY, SEPTEMBER 19, 2007

ROCHESTER, N.Y.—Bausch & Lomb (NYSE: BOL) today announced that it is commencing cash tender offers and consent solicitations for four series of outstanding debt securities and two series of outstanding convertible debt securities. These tender offers and consent solicitations are being conducted as part of the financing described in the previously filed proxy materials associated with the proposed merger between the Company and an affiliate of Warburg Pincus LLC (the “Merger”). Completion of the tender offers and consent solicitations is not a condition to completion of the Merger. However, each tender offer and consent solicitation is itself subject to the satisfaction of certain conditions, including (1) closing of the Merger, (2) receipt of consents sufficient to approve the proposed amendments and (3) certain other customary conditions. The consent solicitation with respect to each series of securities is not conditioned upon receipt by the Company of the requisite consent for any other series of securities.

Debt Securities

The tender offers and consent solicitations with respect to each series of outstanding debt securities in the table below (the “Debt Securities”) will expire at 8:00 a.m., New York City time, on October 19 2007, unless extended or earlier terminated by the Company (the “Expiration Date”). In order to be eligible to receive the purchase price, which includes the consent payment, as set forth in the table below, holders must validly tender, and not validly withdraw, their Debt Securities prior to 5:00 p.m., New York City time on October 3, 2007, unless extended or earlier terminated by the Company (the “Consent Payment Deadline”). Holders tendering their Debt Securities after the applicable Consent Payment Deadline but prior to the applicable Expiration Date will be eligible to receive an amount equal to the purchase price less the consent payment, as set forth in the table below. Debt Securities purchased in the tender offers will be paid for on the applicable settlement date for each tender offer, which, assuming the tender offers are not extended, is expected to be as soon as practicable after the applicable expiration date.

CUSIP No.	Principal Amount Outstanding	Title of Security	Tender Offer Price*†	Consent Payment**	Purchase Price Including the Consent Payment*
071707AH6	$133,195,000	6.95% Senior Notes due 2007	$980.00	$20.00	$1,000.00

071707AL7	$50,000,000	5.90% Senior Notes due 2008	$980.00	$20.00	$1,000.00

07171JAE6	$421,000	56% Medium-Term Notes due 2026	$980.00	$20.00	$1,000.00

071707AG8	$66,429,000	7.125% Debentures due 2028	$980.00	$20.00	$1,000.00

*                    Per $1,000 principal amount of Debt Securities, excluding accrued and unpaid interest to, but not including, the settlement date with respect to each series, which will be paid in addition to the purchase price.

**             Per $1,000 principal amount of Debt Securities.

†                     Equal to Purchase Price less the Consent Payment.

Holders tendering their Debt Securities will be required to consent to the proposed amendments to the indentures governing the Debt Securities, which would eliminate or make less restrictive substantially all of the restrictive covenants, as well as certain events of default and related provisions in the indentures. The tender offers and consent solicitations are being made pursuant to the terms and conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated September 19, 2007 for the Debt Securities and the related Letter of Transmittal and Consent.

Convertible Debt Securities

Concurrent with the tender offers and consent solicitations for the Debt Securities, the Company is separately commencing cash tender offers and consent solicitations with respect to its 2004 Senior Convertible Securities due 2023 and its Floating Rate Convertible Senior Notes due 2023 (together, the “Convertible Securities”).

The tender offer and consent solicitation with respect to each series of Convertible Securities will expire at 8:00 a.m., New York City time, on October 19, 2007, unless extended or earlier terminated by the Company.

The purchase price for each $1,000 principal amount of Convertible Securities validly tendered and not validly withdrawn pursuant to the tender offers and consent solicitations is $1,216.14 for the 2004 Senior Convertible Securities due 2023 and $1,216.14 for the Floating Rate Convertible Senior Notes due 2023, plus, in each case, accrued and unpaid interest to, but not including, the settlement date with respect to each series, which is expected to be as soon as practicable after the applicable expiration date. Holders tendering their Convertible Securities will be required to consent to the proposed amendments to the indentures governing the Convertible Securities, which would eliminate or make less restrictive substantially all of the restrictive covenants, as well as certain events of default and related provisions, in the indentures. The tender offers and consent solicitations are being made pursuant to the terms and conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated September 19, 2007 for the Convertible Securities and the related Letter of Transmittal and Consent.

Citigroup Global Markets Inc., Banc of America Securities LLC, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. are acting as dealer managers for the tender offers and consent solicitations. Questions regarding the transaction and the procedures for consenting may be directed to Citigroup Global Markets Inc. by telephone at (800) 558-3745 (toll-free), Banc of America Securities LLC by telephone at (888) 292-0070 (toll-free) for the Debt Securities and (888) 583-8900 x2200 (toll-free) for the Convertible Securities, Credit Suisse Securities (USA) LLC by telephone at (212) 325-7596 (collect) or J.P. Morgan Securities Inc. by telephone at (212) 270-1477 (collect).

Global Bondholder Services is the information agent for the tender offers and consent solicitations. Requests for documentation should be directed to Global Bondholder Services at (866) 540-1500 (toll-free).

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This news release is for informational purposes only and is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to any securities. The tender offers and consent solicitations are being made solely pursuant to the applicable Offer to Purchase and Consent Solicitation Statement and the related Letter of Transmittal and Consent, which set forth the complete terms of the tender offers and consent solicitations. Holders of the Convertible Securities should also read the Schedule TO that the Company will file today with the U.S. Securities and Exchange Commission (the “SEC”).

This news release contains, among other things, certain statements of a forward-looking nature relating to future events or the future business performance of Bausch & Lomb. Such statements involve a number of risks and uncertainties including those concerning the ability of the Company and the parties with which it contracts to develop and introduce products successfully as well as the risk factors listed from time to time in the Company’s SEC filings, including but not limited to filings on the Company’s Annual Report on Form 10-K for the fiscal year ended December 30, 2006, filed on April 25, 2007, the Company’s Form 12b-25 filed on May 10, 2007 and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007, filed on May 30, 2007.

Bausch & Lomb is the eye health company dedicated to perfecting vision and enhancing life for consumers around the world. Its core businesses include soft and rigid gas permeable contact lenses and lens care products, and ophthalmic surgical and pharmaceutical products. The Bausch & Lomb name is one of the best known and most respected healthcare brands in the world. Founded in 1853, the Company is headquartered in Rochester, New York, and employs approximately 13,000 people worldwide. Its products are available in more than 100 countries. More information about the Company can be found at www.bausch.com.

Copyright Bausch & Lomb Incorporated.